PROSPECTUS

                              TERA COMPUTER COMPANY

                        1,395,000 Shares of Common Stock

The shares offered hereby (the "Shares") consist of shares of Common Stock, $.01 par value ("Common Stock"), of Tera Computer Company, a Washington corporation (the "Company"), which may be offered from time to time by the selling stockholder described herein under "Selling Stockholder" (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. The Company has agreed to bear all expenses (other than selling commissions and fees and certain expenses of counsel and other advisors to the Selling Stockholder) in connection with the registration of the Shares being offered by the Selling Shareholder. The Company has agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The Shares may be sold in transactions on the Nasdaq SmallCap Market at the market prices then prevailing, in privately negotiated transactions or otherwise. In connection with any sales, the Selling Stockholder and any brokers and dealers participating in such sales may be deemed to the "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

On March 24, 1997, the Company sold 3,000 shares of its Series B Convertible Stock, $.01 par value (the "Preferred Stock"), to the Selling Stockholder in a private transaction. The Shares include such presently indeterminate number of shares of Common Stock as may be issued on conversion of or in payment of dividends on the shares of its Preferred Stock held by the Selling Stockholder pursuant to the provisions of the Statement of Rights and Preferences of the Preferred Stock regarding determination of the applicable conversion price and dividend rate, including 10,193 shares of Common Stock issued to the Selling Stockholder on July 1, 1997, as payment of the initial quarterly dividend on the Preferred Stock. The actual number of shares of Common Stock issued or issuable upon conversion of the Preferred Stock and the payment of dividends thereon is subject to adjustment depending on factors which cannot be predicted by the Company at this time, including, among others, the future market prices of the Common Stock.

The Common Stock is listed on the Nasdaq SmallCap Market under the symbol TERA. On July 21, 1997, the closing price for the Common Stock was $4.9375.

                              -------------------

These Securities Involve a High Degree of Risk. See "Risk Factors" beginning on page 4 for Certain Factors Related to This Offering.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as to which information has been given herein.

                              -------------------


                  The date of this Prospectus is July 21, 1997.


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                                TABLE OF CONTENTS


Section                                                                     Page
-------                                                                     ----
The Company ................................................................   2
Incorporation of Certain Documents by Reference ............................   3
Available Information ......................................................   3
Risk Factors ...............................................................   4
Recent Events ..............................................................  12
Capitalization .............................................................  13
Selling Stockholder ........................................................  14
Plan of Distribution .......................................................  15
Experts ....................................................................  16
Limitation of Liability and Indemnification ................................  16


                                   THE COMPANY

     The Company was formed to design, develop and market high performance general purpose parallel computer systems. Tera's Multithreaded Architecture System ("MTA system") is designed to address a wide range of scientific and engineering applications, such as simulation and visualization of complex mechanical and biochemical systems, as well as emerging commercial applications, such as database mining, information-on-demand and computer-aided design and visualization. The Company believes that its MTA system architecture represents a significant breakthrough in high performance computing that will enable the Company to offer systems with several times the price/performance of currently available commercial high performance computer systems. The Company believes that the MTA system overcomes the limitations of currently available commercial architectures by delivering a general purpose parallel, easy-to-program, scalable, very high performance computer system. The MTA system is designed to combine the very high computational price/performance levels of massively parallel processing with the ease of use of conventional shared memory programming. Typical MTA system configurations are expected to sell for between $5 million and $40 million. The Company's initial delivery of an MTA system is scheduled for the third quarter of 1997 to the San Diego Supercomputer Center. See "RISK FACTORS - Manufacturing Risks; Reliance On and Capacity Of Third Party Sole Source Suppliers."

     The Company was incorporated in Washington in December 1987. The Company's principal executive offices are located at 2815 Eastlake Avenue East, Seattle, Washington 98102-3027, and its telephone number is (206) 325-0800.

                              -------------------

     "Tera" and "MTA" are trademarks of the Company. This Prospectus also contains and incorporates trademarks of other companies.


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
                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus by reference:

          (a) The Company's Annual Report on Form 10-KSB for the year ended December 31, 1996;

          (b) The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997;

          (c) The Company's Current Reports on Form 8-K, filed on April 1, 1997, May 21, 1997, and July 11, 1997; and

          (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form SB-2 (Registration No. 33-95460-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in the Company's Registration Statement on Form 8-A (Registration No. 0-26820), including the amendment thereto on Form 8-A/A filed by the Company.

     All reports and other documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, and 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.


                              AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Copies of such documents may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed


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
as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

     The Company's Common Stock is registered with the Commission under Section 12(g) of the Exchange Act and, in accordance therewith, the Company files reports, proxy statements, and other information with the Commission. Such filings can be inspected and copied at the Commission's public reference rooms at the above-referenced addresses, at prescribed rates, or from the Commission's Website at "http://www.sec.gov." The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "TERA."

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the incorporated documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests shall be directed to Tera Computer Company, 2815 Eastlake Avenue East, Seattle, WA 98102-3027, Attention: President (telephone number (206) 325-0800). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the incorporated documents.


                                  RISK FACTORS

     In addition to the other information in this Prospectus, each prospective investor should carefully consider the following factors in evaluating the Company and its business before purchasing the securities offered hereby. No investor should participate in the Offering unless such investor can afford a complete loss of his or her investment. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth in the following risk factors and elsewhere in this Prospectus.

Development Stage Enterprise; History of Losses. The Company is a development stage enterprise that had an accumulated loss of approximately $29.5 million as of March 31, 1997. The Company has experienced net losses in each year of operation and expects to incur substantial further losses while it tests and evaluates its MTA system prototype and commences production, and possibly thereafter. The Company has had no revenue or earnings and does not expect to recognize revenue from the sale of its initial MTA system until the third quarter of 1997, if ever. Whether the Company will achieve revenue or earnings will depend upon a number of factors, including its ability to design, develop, manufacture and market the MTA system and to achieve broad market acceptance thereof. In addition, profitability will be dependent on, among other things, the level of revenue in any given period, the terms and conditions of sale or lease for an MTA system, the system model or models sold, and the Company's expense levels and manufacturing costs. There can be no assurance that the Company will be successful in completing the development of, and delivering and receiving payments for, production MTA systems, or that it will be able to generate sales or achieve a profitable level of operations in the future.


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Development Status of the MTA System. The development of a new very high performance computer system is a lengthy and technically challenging process and requires a significant investment of capital and other resources. Several companies in this market have experienced extreme financial difficulty in the past several years, including Thinking Machines Corporation, Cray Computer Corporation, Kendall Square Research Corporation and Supercomputer Systems, Inc. Since its inception through March 31, 1997, the Company has expended approximately $40.7 million to design and develop the MTA system. The hardware development effort has included design of integrated circuits, packaging and cooling systems and at-speed testing equipment. The software development effort has included design of compilers, an operating system and input-output software technology. Until November 1996, when the Company announced that its initial prototype was undergoing testing and had run its first programs, the MTA system has been subject only to computer simulation, and the prototype system has undergone only initial testing and evaluation. Even if the initial testing and evaluation of the prototype system were successful, the Company has not attempted to integrate multiple modules into a commercially configured system and only recently commenced work on its initial production model.

     Assuming that the MTA system prototype can be successfully developed, modifications to the hardware components, software and the integrated system still may be required. Development of system software is a difficult process, and there can be no assurance that the Company will be able to meet all of the technical challenges required to integrate and complete an MTA system that satisfies both internal and commercially acceptable performance specifications. Significant delays in completing the various hardware components or software, or in integrating the full system, would materially and adversely affect the Company's business and results of operations. Even if the Company is successful in developing its prototype, there can be no assurance that the Company's products will be commercially successful.

Manufacturing Risks; Reliance On and Capacity Of Third Party Sole Source Suppliers. The Company intends to subcontract the manufacture of substantially all of its hardware components, including integrated circuits, printed circuit boards, flex circuits and power supplies, on a sole source basis to third party suppliers, and there can be no assurance that such suppliers will be able to manufacture the components to the Company's design specifications. Manufacturing difficulties and limited yields, particularly of gallium arsenide ("GaAs") integrated circuits and advanced printed circuit boards and flex circuits, could materially and adversely affect the Company's ability to complete and deliver production models of the MTA system. The manufacture of integrated circuits, and in particular the manufacture of GaAs integrated circuits, is a difficult and complex process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on wafers or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be non-functional. The Company's suppliers may experience problems in achieving acceptable manufacturing yields for these or other reasons, resulting in substantial delays in the delivery of necessary hardware components to the Company and unacceptably high prices for those components, with a resulting loss of profitability or loss of competitiveness for the Company's products. The Company has experienced such yield problems already, and these failures forced the Company to redesign certain components for manufacture by alternative suppliers which caused delays in the fabrication of the Company's prototype and increased demands upon the Company's financial resources. The Company also has experienced delays in receiving integrated circuits and printed circuit boards from its suppliers which meet its design specifications. There can be no assurance that


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
the Company's efforts to obtain components in a timely manner that meet its design specifications will be successful, which has affected the Company's ability to deliver its first MTA system to the San Diego Supercomputer Center on schedule and may continue to do so. See "RECENT EVENTS - Use of Cash Resources."

     Moreover, the production capacity of the Company's integrated circuit suppliers is very limited and the availability of integrated circuits and other components will be a limiting factor on the number and size of the MTA systems that may be sold in 1997, assuming the receipt of additional purchase orders. Absent improved yields, increased production capacity or a reallocation of such suppliers' output to meet it's needs, the Company may be unable to obtain a sufficient quantity of integrated circuits or other components to meet future production and delivery schedules. In addition, some of the Company's key suppliers are small companies with limited financial and other resources, and may be more likely to experience financial difficulties than larger, well established companies. Any or all of the Company's suppliers may make strategic changes in their product lines, which may result in the delay or suspension of manufacture of the Company's components or systems. In the event of a reduction or interruption of supply of the Company's components, it could take the Company a considerable period of time to identify and qualify alternative suppliers to redesign its products as necessary and recommence manufacture. The Company's inability to obtain sufficient sole or limited source components as required, or to develop alternative sources if and as required in the future, could result in the Company finding itself without a source of supply for its components; this could materially impair the Company's ability to deliver its products, which would materially and adversely affect the Company's business and results of operations.

     The Company's current contract with Unisys Corporation provides for integrated circuit test and packaging services until December 1997. Although the agreement could be extended, Unisys has informed the Company that it intends to exit the semiconductor packaging business. If Unisys so exits the packing business, the Company likely will contract for such packaging services from Unisys' successor-in-interest for these services or, if such a contract cannot be reached, either perform such work internally or utilize another third party packager. There are not many such packagers available who could meet the Company's specifications and it may be difficult to arrange such third party packaging services. The inability of the Company to subcontract for these services after its agreement with Unisys expires, or the Company's inability to perform such services internally, would materially and adversely affect the Company's business and results of operations.

Future Capital Needs. During 1997, the Company's working capital needs will depend primarily upon its personnel costs, the cost of components purchased to complete the testing of its initial MTA system prototype and manufacturing startup costs, and inventory and receivable financing associated with production MTA systems. The Company has experienced delays in the development of particular components of the MTA system that have increased the need for working capital, and the Company could experience significant additional delays in the manufacturing process that could further substantially increase the Company's need for working capital. Personnel operating costs will be required to fund ongoing research, development and engineering efforts, development of a customer service organization and increases in its sales and marketing efforts. Additionally, the Company's administrative functions will increase in order to support its engineering and sales efforts.

     On June 25, 1997, the Company redeemed all of its unexercised publicly held Warrants. To make the exercise of those Warrants attractive before the redemption, the Company reduced the exercise price of the Warrants from $7.20 to $5.00 per Warrant, with 1.25 shares of Common Stock issuable upon exercise of each Warrant. The Company received approximately $10.6 million from the exercise of 2,130,527 Warrants, net of expenses, with 95,604 Warrants redeemed at $.05 per Warrant. These funds, along with funds anticipated from sales of MTA systems, are expected to be sufficient to fund the Company for at least the next twelve months. See "RECENT EVENTS Warrant Exercises/Redemption" and "- Use of Cash Resources."

Marketing Risks; Government Funding and Regulation. The Company's first sales targets will be U.S. and foreign government agencies and research laboratories, which constitute more than one-half of the market for very high performance computer systems. The United States government historically has facilitated the development of, and has constituted a market for, new and enhanced very high performance computer systems. A change of policy by the United States government or foreign governments that results in a reduction of, or delays in, funding of certain high technology programs employing high performance computing could have a major impact on the market for very high performance computer systems, and would materially and adversely affect the Company's business, results of operations and need for capital.

     Most of the Company's potential customers already own or lease very high performance computer systems. Some of the Company's competitors may offer trade-in allowances or discounts to potential customers, and the Company may not be able to match such sales incentives. The Company may be required to provide discounts in order to make sales or be required to finance the leasing of its products, which would result in a deferral of the Company's receipt of cash for such systems. These developments could materially and adversely affect the Company's business and results of operations.

     The United States government regulates the export of high performance computing systems such as the anticipated MTA system. There can be no assurance that the U.S. government will grant any necessary export licenses for the sale of MTA systems to foreign buyers. The Company's prospects for growth will depend in part on its ability to obtain export licenses for foreign sales, the delay or denial of which could materially and adversely affect the Company's business and results of operations.

     In order to expand its market beyond the very high performance scientific market, and particularly beyond government agencies and research laboratories, to engineering and other commercial markets, the Company must be able to attract independent software vendors to port their software application programs so that they will run on the MTA system. There can be no assurance that the Company will be able to induce independent software vendors to port their applications, and the failure to do so could materially and adversely affect the Company's business and results of operations.

Management of Growth; Dependence on Key Personnel. If the Company is successful in developing and marketing the MTA system, the Company believes it could undergo a period of rapid growth which could place a significant strain on its management, financial and other resources. The Company's ability to manage its growth will require it to continue to improve its operational and financial systems and to motivate and effectively manage its employees. If the Company grows, it


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will have to implement new financial, budgeting, management information and internal control systems. The success of the Company will depend on the ability of management to implement effectively these changes and to manage the Company's operations over the long term. Several senior management personnel have not yet been identified, including a chief financial officer. The Company's success also will depend in large part upon its ability to attract and retain highly skilled technical personnel to provide technological depth and support, to complete and enhance its first products and to develop new products. In addition, marketing and sales personnel will be needed. Competition for highly skilled management, technical, marketing and sales personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining key management, technical, marketing and sales personnel, and its failure to do so would materially and adversely affect the Company's business and results of operations.

     The Company is dependent on Burton J. Smith, the Company's Chairman of the Board and Chief Scientist, and James E. Rottsolk, the Company's Chief Executive Officer, and the loss of services of either could have a material impact on the ability of the Company to achieve its business objectives. The Company has key man life insurance policies on the lives of Messrs. Smith and Rottsolk in the amount of $2 million and $1 million, respectively. The Company has no employment contracts with either Mr. Smith or Mr. Rottsolk or with any other employee.

Quarterly Performance May Vary Significantly. In the event that the Company is able to attain broad market acceptance of the MTA system, one or a few system sales may account for a substantial percentage of the Company's quarterly and annual revenue because of the anticipated high average sales price of the MTA system models and the timing of purchase orders and product acceptances. Because a number of the Company's prospective customers receive funding from the U.S. or foreign governments, the timing of orders from such customers may be subject to the appropriation and funding schedules of the relevant government agencies. The timing of orders and shipments also could be affected by other events outside the control of the Company, such as changes in levels of customer capital spending, the introduction or announcement of competitive products, the availability of components, currency fluctuations and international conflicts or economic crises. Because of these factors, revenue, expenses, net income or loss and cash flow are likely to fluctuate significantly from quarter to quarter.

Rapid Technological Change and New Products. The market for the Company's products is characterized by rapidly changing technology, accelerated product obsolescence and rapidly changing industry standards. The Company's success will depend upon its ability to complete development of the MTA system and to introduce new products and features in a timely manner to meet evolving customer requirements. There can be no assurance that the Company will be successful in these efforts. The Company's business and results of operations will be materially and adversely affected if the Company incurs delays in developing its products or if such products do not gain broad market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete.

Competition. The Company's competitors can be divided into two general categories: established companies that are well-known in the high performance computer market and new entrants capitalizing on developments in parallel processing and increased computer performance through networking.


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     The high performance computer market is highly competitive and has been dominated by Cray Research. Other participants in the market include IBM Corporation ("IBM"), Intel Corporation ("Intel"), and foreign companies such as Fujitsu, Ltd., Hitachi, Ltd., and NEC Corporation. Each of these competitors has broader product lines and substantially greater research, engineering, manufacturing, marketing and financial resources than the Company.

     A number of companies, including IBM, Intel, Silicon Graphics, Inc., Fujitsu Ltd. and Convex Computer Corporation, have developed or plan to develop massively parallel systems for the high performance computer market. Although to date this kind of system architecture has been limited in applicability and difficult to program, a breakthrough in architecture or software technology could change this situation. There can be no assurance that such a breakthrough will not occur, and such an advance would materially and adversely affect the Company's business and results of operations.

     There can be no assurance that the performance of the MTA system will be competitive with the computer systems offered by the Company's competitors or that the Company will be able to compete successfully over time against new entrants or innovative competitors at the lower end of the market. Furthermore, periodic announcements by the Company's competitors of new high performance computer systems and price adjustments may materially and adversely affect the Company's business and results of operations. The market has experienced a recent consolidation as Convex Computer Corporation was absorbed by Hewlett-Packard in 1995, Cray Research was acquired by Silicon Graphics, Inc. in 1996, and Intel has stated that it would no longer directly market high performance computer systems.

Proprietary Rights. The Company relies on a combination of copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce its proprietary rights. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technologies.

     Although the Company is not a party to any present litigation regarding proprietary rights, there can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.

Shares Eligible for Future Sale. Sale of substantial amounts of the Company's Common Stock in the public market or the prospect of such sales could materially and adversely affect the market price of the Common Stock. As of June 30, 1997, the Company had outstanding 9,693,351 shares of


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Common Stock and 3,000 shares of the Convertible Preferred Stock convertible into the Shares offered hereby. In addition, on July 1, 1997, the Company paid the initial quarterly dividend on the Preferred Stock by issuing 10,193 shares of Common Stock to the Selling Stockholder. The Company has agreed to register the resale of 299,332 shares of Common Stock sold in a private placement in March 1997. Thus almost all of the Company's outstanding shares of Common Stock may be sold without substantial restrictions. The Company also has outstanding, on June 30, 1997, privately placed warrants to purchase another 914,342 shares of Common Stock. In addition, as of such date, the Company had granted options under its option plans to purchase an aggregate of 1,779,652 shares of Common Stock. All of the shares purchased under the stock option plans are available for sale in the public market, subject in some cases to volume and other limitations.

     Sales in the public market of substantial amounts of Common Stock, including sales of Common Stock upon conversion of the Series B Preferred Stock and the shares of Common Stock sold privately in March 1997, or the perception that such sales could occur could depress prevailing market prices for the Common Stock. The existence of the private warrants and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

Possible Volatility of Stock Price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, changes in analysts' estimates, announcements of technological innovations by the Company or its competitors, general conditions in the very high performance computer industry and other factors. In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small capitalization, high technology companies in particular, and are often unrelated to their operating performance.

Possible Illiquidity of Trading Market; Reduction in Public Float. The Common Stock is quoted on the Nasdaq SmallCap Market (the "Market"). The Market may be significantly less liquid than the Nasdaq National Market. In addition, the Nasdaq has proposed more stringent listing and maintenance requirements and, if the Company should continue to experience losses from operations or for any other reason have insufficient net tangible assets, it may be unable to maintain the standards for continued quotation on the Market, and the Common Stock could be subject to removal therefrom. If such removal were to occur, trading, if any, in the Common Stock henceforth would be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the listing requirements for the Market, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the Company's securities. In addition, such removal would subject the Company's securities to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. Consequently, removal from the Market could affect the ability or willingness of broker-dealers to sell and/or make a market in the Company's securities and the ability of purchasers of the Company's securities to sell their securities in the secondary market. In addition, if the market price of the Company's Common Stock falls to below $5.00 per share, the Company may become subject to certain penny stock rules even if still quoted on the Market. While such penny stock rules should not affect the quotation of the Company's Common Stock on the Market, such rules may further limit the

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market liquidity of the Common Stock and the ability of investors to sell securities in the secondary market.

No Anticipated Dividends. The Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining any earnings to finance the development and expansion of its business.

Effect of Antitakeover Provisions. Certain provisions of the Company's Restated Articles of Incorporation and Restated Bylaws and the laws of the State of Washington could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. The Company is authorized to issue Preferred Stock, without shareholder approval, with rights senior to those of the Common Stock and to impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions.

Limitations on Liability and Indemnification Matters. As permitted by the Washington Business Corporation Act, the Company has included in its Restated Articles of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. In addition, the Bylaws of the Company provide that the Company is required to indemnify its directors under certain circumstances, including those in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

                                  RECENT EVENTS

     The following summarizes significant events with respect to the Company in 1997.


     1. Private Placements. In March 1997, the Company completed two private placements of equity securities. In the first offering, the Company raised $1,122,495, less expenses, through the private placement to eight accredited investors of 299,332 shares of Common Stock and 74,833 warrants (of which 68,167 are private warrants exercisable at $6.00 per share and 6,666 were Redeemable Common Stock Purchase Warrants, since exercised). The second private placement raised $3,000,000, less expenses, through the sale of 3,000 shares of Preferred Stock to the Selling Stockholder. The Preferred Stock will be convertible from time to time into shares of Common Stock. In addition, the Company issued private warrants for 29,041 shares of Common Stock to Chanen Painter Equities Trust Ltd., which acted as the Company's sales agent in connection with these two private placements.

     2. Warrant Exercises/Redemption. On June 25, 1997, the Company redeemed all of its unexercised publicly held Warrants. To make the exercise of those Warrants attractive before the redemption, the Company reduced the exercise price of the Warrants from $7.20 to $5.00 per Warrant, with 1.25 shares of Common Stock issuable upon exercise of each Warrant. The Company received approximately $10.6 million from the exercise of 2,130,527 Warrants, net of expenses, with 95,604 Warrants redeemed at $.05 per Warrant. These funds, along with funds anticipated from sales of MTA systems, are expected to be sufficient to fund the Company for at least the next twelve months.

     3. Use of Cash Resources. Since its incorporation through March 31, 1997, the Company's principal sources of liquidity have been net proceeds from the sale of equity of approximately $32.1 million and the Defense Advanced Research Projects Agency ("DARPA") research funding of approximately $18.8 million. The Company has received all $15.5 million allowed under its research contract with DARPA for the initial system development and currently is billing DARPA under a research contract awarded in September 1995. As of June 30, 1997 and after completion of the private placements and warrant exercises and redemptions described above, the Company had $9.9 million in cash and no bank line of credit. The Company expects to ship and receive payments for its initial MTA system in the third quarter of 1997, subject to receiving suitable components from its third-party vendors. See "RISK FACTORS - Future Capital Needs" and "- Manufacturing Risks; Reliance On and Capacity of Third Party Sole Source Suppliers."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1997 and (ii) as adjusted to give effect to the Warrant exercises and redemptions (see "RECENT EVENTS Warrant Exercises/Redemption").

                                                                                            March 31, 1997 (1)
                                                                                      -----------------------------
                                                                                        Actual          As Adjusted
                                                                                      --------          -----------
                                                                                             (in thousands)
Long-term portion of capital leases .........................................         $    107            $    107
Shareholders' equity:
    Convertible Preferred stock:
       5,000,000 shares authorized; 3,000 shares issued......................            2,859               2,859
    Common Stock, $.01 par value:
       25,000,000 shares authorized; 6,985,488 shares issued and
       outstanding, actual; 9,648,607 shares as adjusted....................            29,248              39,848
    Accumulated deficit .....................................................          (29,486)            (29,486)
       Total shareholders' equity ...........................................            2,620              13,221
            Total capitalization ............................................         $  2,727            $ 13,327

--------------

(1) Does not include (i) 1,819,199 shares issuable upon exercise of outstanding stock options as of March 31, 1997 or (ii) 914,342 shares of Common Stock currently issuable upon exercise of certain privately placed warrants.

                               SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock by the Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby.

                                                                       Beneficial Ownership
                        Shares Beneficially                             After Offering (2)
                           Owned Prior to         Shares Being        ----------------------
Selling Stockholder         Offering (1)           Offered (1)        Shares         Percent
-------------------         ------------           -----------        ------         -------
Advantage Fund Ltd.           1,395,000             1,395,000          -0-             -0-

(1) The number of shares of Common Stock shown as beneficially owned and offered by the Selling Stockholder represents the number of shares which the Company has initially agreed to register. Pursuant to Rule 416 under the Securities Act, the number of shares of Common Stock offered by the Selling Stockholder hereby and included in the Registration Statement of which this Prospectus is a part also includes such presently indeterminate number of shares as may be issued on conversion of the Preferred Stock and in payment of dividends thereon pursuant to the provisions of the Statement of Rights and Preferences of the Preferred Stock regarding determination of the applicable conversion price and the dividend calculation rate, including 10,193 shares of Common Stock issued to the Selling Stockholder on July 1, 1997, as payment of the initial quarterly dividend on the Preferred Stock. Accordingly, the actual number of shares of Common Stock issued or issuable upon the conversion of the Preferred Stock and the payment of dividends thereon is subject to adjustment depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market prices of the Common Stock and the payment of dividends on the Preferred Stock in additional shares of Common Stock.
     Pursuant to the terms of the Statement of Rights and Preferences governing the Preferred Stock, the Preferred Stock is convertible by each holder thereof and dividends are payable in Common Stock only to the extent that the number of shares of Common Stock then beneficially owned by such holder and its related persons (not including shares underlying unconverted shares of Preferred Stock) would not exceed 4.9% of the then outstanding shares of Common Stock as determined in accordance with Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended. Accordingly, the number of shares of Common Stock set forth for the Selling Stockholder may exceed the actual number of shares of Common Stock that the Selling Stockholder could own beneficially at any given time through its ownership of the Preferred
     Stock.

(2)  Assumes all of the Shares being offered are sold.

     The Selling Stockholder and its officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

     In recognition of the fact that the Selling Stockholder may wish to be legally permitted to sell its Shares when it deems appropriate, the Company agreed with the Selling Stockholder to file with the Securities and Exchange Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholder.


                              PLAN OF DISTRIBUTION

     The Shares offered hereby by the Selling Stockholder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq SmallCap Market), in privately negotiated transactions, through the writing of options on the Shares, or otherwise at market prices then prevailing or at prices related to the then-current market price, at fixed prices that may be changed, or at negotiated prices. The Shares may be sold to or through brokers or dealers, who may act as agent or principal, or in direct transactions between the Selling Stockholder and purchasers. In addition, the Selling Stockholder may, from time to time, sell short the Common Stock, and in such instances, this Prospectus may be delivered in connection with such short sale and the Shares offered hereby may be used to cover such short sale.

     Transactions involving brokers or dealers may include, without limitation,
(a) ordinary brokerage transactions, (b) transactions in which the broker or dealer solicits purchasers, (c) block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction and (d) purchases by a broker or dealer as a principal and resale by such broker or dealer for its account. In effecting sales, brokers and dealers engaged by the Selling Stockholder or the purchasers of the Shares may arrange for other brokers or dealers to participate. Such brokers or dealers may receive discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Shares for whom such broker or dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). The Selling Stockholder and such brokers and dealers who act in connection with the sale of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on any resale of the Shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     Including and without limiting the foregoing, in connection with distributions of the Common Stock, the Selling Stockholder may enter into hedging transactions with brokers or dealers and the brokers or dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also enter into option or other transactions with brokers or dealers that involve the delivery of the Common Stock to the brokers or dealers, who may then resell or otherwise transfer such Common Stock. The Selling Stockholder may also loan or pledge the Common Stock to a broker or dealer and the broker or dealer may sell the Common Stock so loaned or upon default may sell or otherwise transfer the pledged Common Stock.

     The Company is bearing all costs relating to the registration of the Shares other than certain fees and expenses, if any, of counsel or other advisors to the Selling Stockholder. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the Shares will be borne by the Selling Stockholder and/or purchasers participating in such transaction. None of the proceeds from the sale of the Shares by the Selling Stockholder will be received by the Company. The Company and the Selling Stockholder have each agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act.

     Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such Rule rather pursuant to this Prospectus.


                                     EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1996 and for each of the two years in the period ended December 31, 1996, incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect thereto. Such financial statements have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.


                   LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, the Company's directors will not be liable for monetary damages to the Company or its shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. The Company's Restated Bylaws provide that the Company will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents of the Company to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors. See "Risk Factors - Limitations on Liability and Indemnification Matters."

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.